Exhibit 99.1

Westport Fuel Systems Announces 2016 Annual Shareholder Meeting Results

VANCOUVER, June 29, 2016 /CNW/ - Westport Fuel Systems Inc. (TSX: WPT / Nasdaq: WPRT), a premier global company for the engineering, manufacturing and supply of alternative fuel systems and components, held its Annual Meeting ('the Meeting') yesterday in Vancouver, British Columbia. Shareholders approved all resolutions presented including the election of all nominated directors.

Directors elected by shareholders are Warren J. Baker (96% in favour), Mariano Costamagna (98% in favour), David R. Demers (95% in favour), Brenda J. Eprile (96% in favour), Anthony Harris (98% in favour), Dezsö J. Horváth (96% in favour), Colin S. Johnston (99% in favour), Rodney T. Nunn (96% in favour) and Peter M. Yu (99% in favour).

In addition, resolutions included the appointment of KPMG LLP as Westport's auditors (96% in favour).

The resolutions are fully described in the Management Information Circular related to the Meeting, which can be found in the Financials section of the Westport website. For further insight into our corporate policies and practices, visit the Corporate Governance section of the Westport website.

About Westport Fuel Systems Inc.
Westport Fuel Systems Inc. engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 29-JUN-16